[Voya Letterhead]

January 8, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Voya Variable Portfolios, Inc. (File No. 811-07651) (on behalf of Voya Global Value Advantage Portfolio)

Dear Ladies and Gentlemen:

Yesterday, via the EDGAR system, Voya Variable Portfolios, Inc. (“Registrant”) filed Pre-Effective Amendment No. 1 to a registration statement on Form N-14 under the Securities Act of 1933, as amended (“Act”) (File No. 333-200572). This Pre-Effective Amendment was filed in connection with the reorganization of Voya Global Resources Portfolio, a series of Voya Investors Trust, (“Acquired Fund”) with and into Voya Global Value Advantage Portfolio, a series of the Registrant, (“Acquiring Fund”) in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of all liabilities of the Acquired Fund.

Pursuant to Rule 461 under the Act, the Registrant and Voya Investments Distributors, LLC (“Distributor”), as general distributor of the Registrant’s shares, hereby respectfully request that the effective date of the Registrant’s above-referenced registration statement be accelerated so that it will become effective immediately, or as soon as practicable thereafter. The Registrant and the Distributor are aware of their obligations under the Act.

The Registrant hereby acknowledges that: (1) should the Securities and Exchange Commission (“Commission”) or its staff (“Staff”), acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing and the Staff’s comments, the Registrant’s changes to the disclosure in response to the Staff’s comments or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, do not relieve the Registrant of this responsibility; and (3) the Registrant may not assert this action or the Staff’s comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Should you have any questions please feel free to contact Kristen Freeman of the Registrant at 480-477-2650 or Corey Rose of Dechert LLP at 202-261-3314.

Very truly yours,

/s/ Robert P. Terris

Senior Vice President of the Registrant and

Vice President of the Distributor

Attachments

cc:	Sally Samuel, Esq., Division of Investment Management Tony Burek, Division of Investment Management

20570439.1